Exhibit 99.161

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	News Release of the Registrant dated February 18, 2010.
2.	Annual Report of the Registrant for the year ended December 31, 2009, filed April 12, 2010.
3.	Management’s Discussion and Analysis for the three and six months ended June 30, 2010 and 2009, filed August 10, 2010.
4.	Management’s Discussion and Analysis for the three months ended March 31, 2010, and 2009, filed May 5, 2010.
5.	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2009 and 2008, filed March 10, 2010.

Dated: May 18, 2011.

/s/ Pat Pope
PAT POPE, P. Geo.